------------------------------------------------------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          ---------------------------

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934*
                               (Amendment No. 1)

                          ---------------------------

                              NETCREATIONS, INC.
                               (Name of Issuer)

                          ---------------------------

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class or securities)

                          ---------------------------

                                   64110N102
                     (CUSIP Number of Class of Securities)

                          ---------------------------

                              Rosalind B. Resnick
                     President and Chief Executive Officer
                         379 West Broadway, Suite 202
                              New York, NY 10012
                                (212) 625-1370

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                     ------------------------------------

                                   Copy to:

                             Faiza J. Saeed, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1454

                     ------------------------------------

                               December 22, 2000
                 (Date of Event to Which This Filing Relates)

   ------------------------------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. _

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing, on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 64110N102

(1)        NAME OF REPORTING PERSON
           SEAT Pagine Gialle S.p.A.

           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not Applicable (foreign entity)

(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                (a) (x)
                (b) (  )

(3)        SEC USE ONLY

(4)        SOURCE OF FUNDS
           AF

(5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)             (  )

(6)        CITIZENSHIP OR PLACE OF ORGANIZATION
           Republic of Italy

          NUMBER OF            (7)       SOLE VOTING POWER
           SHARES                        None

                               (8)       SHARED VOTING POWER
                                         10,098,601

                               (9)       SOLE DISPOSITIVE POWER
                                         None
                               (10)      SHARES DISPOSITIVE POWER
                                         None

(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,098,601

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( ) (See Instructions)

(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           65.0%

(14)       TYPE OF REPORTING PERSON
           CO

CUSIP No. 64110N102

(1)        NAME OF REPORTING PERSON
           Sogerim, Societe Anonyme

           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not Applicable (foreign entity)

(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                    (a) (x)
                    (b) ( )

(3)        SEC USE ONLY

(4)        SOURCE OF FUNDS
           OO, WC

(5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                          (  )

(6)        CITIZENSHIP OR PLACE OF ORGANIZATION
           Luxembourg

          NUMBER OF            (7)       SOLE VOTING POWER
           SHARES                        None
        BENEFICIALLY
          OWNED BY             (8)       SHARED VOTING POWER
           EACH                          10,098,601
        REPORTING
          PERSON               (9)       SOLE DISPOSITIVE POWER
           WITH                          None

                               (10)      SHARES DISPOSITIVE POWER
                                         None

(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,098,601

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( ) (See Instructions)

(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           65.0%
(14)       TYPE OF REPORTING PERSON
           CO

CUSIP No. 64110N102

(1)        NAME OF REPORTING PERSON
           Nickel Acquisition Corp.

           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            (I.R.S. Identification No. Applied for)

(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                    (a) (x)
                    (b) (  )

(3)        SEC USE ONLY

(4)        SOURCE OF FUNDS
           AF

(5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                          (  )

(6)        CITIZENSHIP OR PLACE OF ORGANIZATION
           New York

          NUMBER OF            (7)       SOLE VOTING POWER
           SHARES                        None
        BENEFICIALLY
          OWNED BY             (8)       SHARED VOTING POWER
           EACH                          10,098,601
         REPORTING
           PERSON              (9)       SOLE DISPOSITIVE POWER
           WITH                          None
                               (10)      SHARES DISPOSITIVE POWER
                                         None

(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,098,601

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( ) (See Instructions)

(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           65.0%

(14)       TYPE OF REPORTING PERSON
           CO

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the SEAT Group that it is the beneficial owner of any of the common stock of NetCreations, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.   SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Issuer Common Stock"), of NetCreations, Inc., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 379 West Broadway, Suite 202, New York, New York 10012.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) The names of the persons filing this statement are as follows: SEAT Pagine Gialle S.p.A. ("Parent"), a limited company organized under the laws of the Republic of Italy, Sogerim, Societe Anonyme ("Lux Sub"), a Luxembourg corporation and Nickel Acquisition Corp. ("Merger Sub"), a New York corporation and a direct wholly owned subsidiary of Lux Sub (Parent, Lux Sub and Merger Sub are collectively referred to as the "SEAT Group").

     (b) The address of the principal office and principal business of the SEAT Group is Via Aurelio Saffi 18, 10138 Torino, Italy.

     (c) Parent is a leading new economy company and the largest Internet Service Provider in Italy. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Parent's directors and executive officers and each of the directors and executive officers of Telecom Italia, which controls Parent, as of the date hereof.

     (d) During the past five years, neither The SEAT Group nor, to The SEAT Group's knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither The SEAT Group nor, to The SEAT Group's knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the Shareholders' Agreement, dated as of December 22, 2000 (the "Shareholders' Agreement"), among Parent, Lux Sub, Merger Sub and certain shareholders of the Issuer set forth on Schedule A thereto (the "Shareholders"), the SEAT Group may be deemed to be the beneficial owner of 10,098,601 shares of Issuer Common Stock. See the response to Item 5. The SEAT Group and the Shareholders entered into the Shareholders Agreement to induce the SEAT Group to enter into the Agreement and Plan of Merger, dated as of December 22, 2000 (the "Merger Agreement"), among Parent, Lux Sub, Merger Sub and the Issuer. The descriptions of the Merger Agreement and the Shareholders' Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2.

ITEM 4.   PURPOSE OF TRANSACTION

     (a)-(b) The Shareholders' Agreement was entered into as a condition to the willingness of Parent to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer's stockholders required in connection with the merger of Merger Sub with and into the Issuer (the "Merger") will be obtained. In the Merger, the Issuer will continue as the surviving corporation (the "Surviving Corporation") and as a wholly owned subsidiary of Lux Sub. In the Merger, each share of Issuer common stock will be converted into the right to receive $7.00 in cash. The Merger is subject to certain conditions.

     (c) Not applicable.

     (d) Upon consummation of the Merger, the directors of Merger Sub shall be the existing directors of the Surviving Corporation, who are Paolo Gonano, Jacques Loesch, Fabio Morvilli and Massimo Racca. The officers of the Surviving Corporation shall be the existing officers of Merger Sub, until their respective successors are duly elected or appointed and qualified or until their resignation or removal.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f) Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub shall constitute the Certificate of Incorporation of the Surviving Corporation until thereafter amended and shall read in its entirety as set forth in Exhibit 3 to this Schedule 13D, which is incorporated herein in its entirety by reference. Upon consummation of the Merger, the By-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the By-laws of the Surviving Corporation until thereafter amended.

     (h) - (i) Upon consummation of the Merger in accordance with the Merger Agreement, the Issuer Common Stock will be delisted from The Nasdaq Stock Market's National Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, the SEAT Group currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although the SEAT Group reserves the right to develop such plans).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) As a result of the Shareholders' Agreement, the SEAT Group may be deemed to be the beneficial owner of the Shares. The Shares constitute approximately 65% of the issued and outstanding shares of Issuer Common Stock based on 15,534,000 outstanding shares of Issuer Common Stock represented by the Issuer as outstanding as of December 22, 2000 in the Merger Agreement.

     Pursuant to the Shareholders' Agreement, the Shareholders have agreed, among other things, (i) to vote an aggregate of 10,098,601 shares of Issuer Common Stock (the "Shares") beneficially owned by the Shareholders in favor of
(a) the adoption of the Merger Agreement, (b) the approval of the Merger and (c) the approval of the other transactions contemplated by the Merger Agreement,
(ii) subject to certain exceptions, not to sell, transfer, pledge, assign or otherwise dispose of any such Shares or enter into any arrangement with respect to the sale, transfer, pledge, assignment or other disposition of such shares, and (iii) not to grant any proxy with respect to such Shares. Further, by their execution of the Shareholders' Agreement, each Shareholder has irrevocably appointed Parent, Lux Sub and Merger Sub, and each of them individually, as his or her lawful attorney and proxy (the "Attorney"). Such proxy gives the Attorney the limited right to vote the Shares in all matters related to the Merger. The Shareholders and the number of Shares subject to their respective Shareholder Agreements are set forth in Schedule B hereto, which is incorporated herein by reference.

     In exercising its right to vote the Shares as lawful attorney and proxy of the Shareholders, the Attorney will be limited, at every Issuer shareholders' meeting and every written consent in lieu of such meeting, to vote the Shares in favor of approval and adoption of the Merger and the Merger Agreement. The Shareholders may vote the Shares on all other matters. The Shareholders Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

     (c) Neither the SEAT Group nor, to the knowledge of the SEAT Group, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described in Items 3, 4 and 5 and incorporated herein by reference, to the knowledge of the SEAT Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

     1. Agreement and Plan of Merger, dated as of December 22, 2000, among SEAT Pagine Gialle S.p.A., a limited company organized under the laws of the Republic of Italy and a majority owned subsidiary of Telecom Italia S.p.A., a limited company organized under the laws of the Republic of Italy, Sogerim, Societe Anonyme, a Luxembourg corporation and a wholly owned subsidiary of Telecom Italia S.p.A., Nickel Acquisition Corp., a New York corporation and a direct wholly owned subsidiary of Sogerim, Societe Anonyme, and NetCreations, Inc., a New York corporation.

     2. Shareholders' Agreement and irrevocable proxy, dated as of December 22, 2000, among SEAT Pagine Gialle S.p.A., a limited company organized under the laws of the Republic of Italy and a majority owned subsidiary of Telecom Italia S.p.A., a limited company organized under the laws of the Republic of Italy, Sogerim, Societe Anonyme, a Luxembourg corporation and a wholly owned subsidiary of Telecom Italia S.p.A., Nickel Acquisition Corp., a New York corporation and a direct wholly owned subsidiary of Sogerim, Societe Anonyme, and certain shareholders of NetCreations, Inc., a New York corporation.

     3. Certificate of Incorporation of Nickel Acquisition Corp.

     4. SEAT Pagine Gialle S.p.A. Power of Attorney dated December 22, 2000.

     5. Sogerim, Societe Anonyme Power of Attorney dated December 22, 2000.

     6. Nickel Acquisition Corp. Power of Attorney dated December 22, 2000.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SEAT PAGINE GIALLE S.P.A.


                                        By          *
                                          _____________________________
                                          Lorenzo Pellicioli
                                          Chief Executive Officer


                                        SOGERIM, SOCIETE ANONYME


                                        By          *
                                          _____________________________
                                          Fabio Morvilli
                                          Chairman


                                        NICKEL ACQUISITION CORP.


                                        By          *
                                          _____________________________
                                          Filippo Zamparelli
                                          President

* By  /s/ Marc Henon
      ______________________
      Marc Henon
      Attorney-in-Fact

Dated: December 29, 2000

                                  EXHIBIT INDEX

Exhibit
Number                       Exhibit Name
-------                      ------------

1. Agreement and Plan of Merger, dated as of December 22, 2000, among SEAT Pagine Gialle S.p.A., a limited company organized under the laws of the Republic of Italy and a majority owned subsidiary of Telecom Italia S.p.A., a limited company organized under the laws of the Republic of Italy, Sogerim, Societe Anonyme, a Luxembourg corporation and a wholly owned subsidiary of Telecom Italia S.p.A., Nickel Acquisition Corp., a New York corporation and a direct wholly owned subsidiary of Sogerim, Societe Anonyme, and NetCreations, Inc., a New York corporation

2. Shareholders' Agreement dated as of December 22, 2000, among SEAT Pagine Gialle S.p.A., a limited company organized under the laws of the Republic of Italy and a majority owned subsidiary of Telecom Italia S.p.A., a limited company organized under the laws of the Republic of Italy, Sogerim, Societe Anonyme, a Luxembourg corporation and a wholly owned subsidiary of Telecom Italia S.p.A., Nickel Acquisition Corp., a New York corporation and a direct wholly owned subsidiary of Sogerim, Societe Anonyme, and certain shareholders of NetCreations, Inc., a New York corporation

3.             Restated Certificate of Incorporation of Nickel Acquisition Corp.

4.             SEAT Pagine Gialle S.p.A. Power of Attorney dated December 22,
               2000

5.             Sogerim, Societe Anonyme Power of Attorney dated December 22,
               2000

6.             Nickel Acquisition Corp. Power of Attorney dated December 22,
               2000

                                   SCHEDULE A

     The following is a list of the directors and executive officers of SEAT Pagine Gialle S.p.A., setting forth the residence or business address, citizenship, principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person.

Board of Directors of SEAT Pagine Gialle

                                                                 Present Principal Occupation and
Name                Position                      Citizenship                 Address
----                --------                      -----------                 --------

Salvatore Sardo     Chairman and Chairman of      Italy          Officer, Telecom Italia S.p.A.
                    the Executive Committee

Lorenzo Pellicioli  Chief Executive Officer and   Italy          Director, INA and ENEL
                    Member of the Executive
                    Committee

Lorenzo Battiato    Director                      Italy          Former Vice-President for Finance,
                                                                 Telecom Italia S.p.A.

Antonio Belloni     Director                      Italy          Vice-Chairman, De Agostini S.p.A.

Marco Boroli        Director                      Italy          Chairman, De Agostini S.p.A.
                                                                 (brother of Pietro Boroli)*

Pietro Boroli       Director                      Italy          Chief Executive Officer, De Agostini
                                                                 S.p.A. (brother of Marco Boroli)*

Dario Cossutta      Director and Member of the    Italy          Chief Financial Officer, Itainvest
                    Executive Committee                          S.p.A.

Marco Drago         Director and Member of the    Italy          Managing Director, De Agostini
                    Executive Committee                          S.p.A. (brother of Roberto Drago)*

Roberto Drago       Director                      Italy          Vice President for Finance,
                                                                 De Agostini S.p.A. (brother of Marco
                                                                 Drago)*

Sergio Erede        Director                      Italy          Partner, Bonelli Erede Pappalardo

Riccardo Ferrari    Director                      Italy          Manager, Banca Commerciale
                                                                 Italiana S.p.A.

Luigi Lanari        Director                      Italy          Director, CVC Capital Partners S.r.l.

Giorgio Marelli     Director                      Italy          Former Manager, Telecom Italia

Michele Marini      Director                      Italy          Manager, Banca Commerciale
                                                                 Italiana S.p.A.

Stefano Mazzotti    Director                      Italy          Director, BC Partners S.r.l.

Stefano Miccinelli  Director and Member of the    Italy          Managing Director, Investitori
                    Executive Committee                          Associati S.r.l.

Gustave Stoffel     Director                      Italy          Former Manager, Societe
                                                                 Europeenne de Banque (SEB), an
                                                                 affiliate of Banca Commerciale
                                                                 Italiana S.p.A.

Maria Cristina      Director                      Italy          Partner, Bonelli Erede Pappalardo
Storchi

Alberto Tazartes    Director and Member of the    Italy          Managing Director, BC Partners
                    Executive Committee                          S.r.l. (brother of Antonio Tazartes)

                                                                 Present Principal Occupation and
Name                Position                      Citizenship                 Address
----                --------                      -----------                 --------


Antonio Tazartes    Director and Member of tfhe    Italy          Chairman, Board of Directors of
                    Executive Committee                          Investitori Associati S.r.l. (brother of
                                                                 Alberto Tazartes)

Paolo Visioni       Director                      Italy          Director, Investitori Associati S.r.l.


------------------------------------


*    Marco and Pietro Boroli are cousins of Marco and Roberto Drago.

+ The business address of each director of SEAT Pagine Gialle S.p.A. is Via Aurelio Saffi 18, 10138 Torino, Italy


Executive Officers of SEAT Pagine Gialle S.p.A.

Name                       Position                                         Address
----                       --------                                         -------
Lorenzo Pellicioli         Chief Executive Officer                          Via Aurelio Saffi 18
                                                                            10138 Torino
                                                                            Italy

Angelo Novati              Vice President, Finance and Administration       Via Aurelio Saffi 18
                                                                            10138 Torino
                                                                            Italy

Giacomo Casassa            Vice President, Operations                       Via Aurelio Saffi 18
                                                                            10138 Torino
                                                                            Italy

Mario Bondone              Vice President, Human Resources                  Via Aurelio Saffi 18
                                                                            10138 Torino
                                                                            Italy

Giovanni Rando Mazzarino   Vice President, Information Technology           Via Aurelio Saffi 18
                                                                            10138 Torino
                                                                            Italy

Paolo Marcattilj           Vice President, Marketing and Business           Via Aurelio Saffi 18
                           Development                                      10138 Torino
                                                                            Italy

Domenico Labianca          Vice President, Control, Credit Management       Via Aurelio Saffi 18
                           and Business Planning                            10138 Torino
                                                                            Italy

Carlo Basile               Vice President, Sales                            Via Aurelio Saffi 18
                                                                            10138 Torino
                                                                            Italy

Paolo Gonano               Vice President, Corporate Development and        Via Aurelio Saffi 18
                           Investor Relations                               10138 Torino
                                                                            Italy

     The following is a list of the members of the board of directors and executive officers of Olivetti S.p.A., setting forth the residence or business address, citizenship and principal occupation or employment for each such person.

Members of the Board of Directors of Olivetti S.p.A.


                                                Present Principal Occupation
Name*                                                   or Employment                    Business Address
-----                                           ----------------------------             ----------------

Antonio Tesone                       Chairman of the Board of Directors                  Olivetti S.p.A.
                                                                                         Via Jervis, 77
                                                                                         10015 Ivrea (TO), Italy

Robert Colaninno                     Chief Executive Officer of Olivetti S.p.A.;         Telecom Italia S.p.A.
                                     Chairman of the Board of Directors and Chief        Corso d'Italia, 41
                                     Executive Officer of Telecom Italia S.p.A.          00198 Rome, Italy

Sergio Erede                         Member of the Board of Directors                    Olivetti S.p.A.
                                                                                         Via Jervis, 77
                                                                                         10015 Ivrea (TO), Italy

Pier Luigi Fabrizi                   Member of the Board of Directors                    Olivetti S.p.A.
                                                                                         Via Jervis, 77
                                                                                         10015 Ivrea (TO), Italy

Cesare Geronzi                       Member of the Board of Directors                    Olivetti S.p.A.
                                                                                         Via Jervis, 77
                                                                                         10015 Ivrea (TO), Italy

Emilio Gnutti                        Member of the Board of Directors                    Olivetti S.p.A.
                                                                                         Via Jervis, 77
                                                                                         10015 Ivrea (TO), Italy

Bruno Lamborghini                    Member of the Board of Directors                    Olivetti S.p.A.
                                                                                         Via Jervis, 77
                                                                                         10015 Ivrea (TO), Italy

Ettore Lonati                        Member of the Board of Directors                    Olivetti S.p.A.
                                                                                         Via Jervis, 77
                                                                                         10015 Ivrea (TO), Italy

Luigi Lucchini                       Member of the Board of Directors                    Olivetti S.p.A.
                                                                                         Via Jervis, 77
                                                                                         10015 Ivrea (TO), Italy

Dino Marchiorello                    Member of the Board of Directors                    Olivetti S.p.A.
                                                                                         Via Jervis, 77
                                                                                         10015 Ivrea (TO), Italy

Lucianio Marinelli                   Member of the Board of Directors                    Olivetti S.p.A.
                                                                                         Via Jervis, 77
                                                                                         10015 Ivrea (TO), Italy

Gordon Owen                          Member of the Board of Directors and                Energis Communications
                                     Chairman Energis Communications Plc                 Plc
                                                                                         Carmelite, 50 Victoria
                                                                                         Embankment London
                                                                                         EC4Y 0DE, England

Piera Rosiello                       Member of the Board of Directors of Olivetti        Olivetti S.p.A.
                                     S.p.A. and Director of Technost S.p.A.              Via Jervis, 77
                                                                                         10015 Ivea (TO), Italy

Ivano Sacchetti                      Member of the Board of Directors                    Olivetti S.p.A.
                                                                                         Via Jervis, 77
                                                                                         10015 Ivrea (TO), Italy
                                       12

Name                                 Present Principal Occupation                        Address
---                                  ----------------------------                        --------

Alberto Tazartes                     Member of the Board of Directors                    Olivetti S.p.A.
                                                                                         Via Jervis, 77
                                                                                         10015 Ivrea (TO), Italy

Dario Trevisan                       Member of the Board of Directors and Lawyer         Studio Legale Calesella
                                     and partner of law firm "Studio Legale              Trevisan e Associati
                                     Calesella Trevisan e Associati"                     Via Camperio 14
                                                                                         20123 Milan, Italy


Executive Officers of Olivetti S.p.A.


                                                Present Principal Occupation
Name*                                                   or Employment                    Business Address
-----                                           ----------------------------             ----------------

Antonio Tesone                       Chairman of the Board of Directors, Olivetti        Via Jarvis, 77
                                     S.p.A. and Tecnost Sistemi; Honorary                10015 Ivrea (TO), Italy
                                     Chairman, Telecom Italia S.p.A.

Roberto Colaninno                    Chief Executive Officer, Olivetti S.p.A.,           Via Jarvis, 77
                                     Tecnost Sistemi, and Telecom Italia; Chairman       10015 Ivrea (TO), Italy
                                     of the Board of Directors, Telecom Italia
                                     Mobile

Corrado Ariaudo                      General Manager, Olivetti S.p.A.; Chief             Via Jarvis, 77
                                     Executive Officer, Olivetti Lexikon                 10015 Ivrea (TO), Italy

Mario Ferrero                        Administration and Financial Statements,            Via Jarvis, 77
                                     Olivetti S.p.A.                                     10015 Ivrea (TO), Italy

Mauro Giusto                         Communications, Olivetti S.p.A.                     Via Jarvis, 77
                                                                                         10015 Ivrea (TO), Italy

Giorgio Arona                        Company Relations, Olivetti S.p.A.                  Via Jarvis, 77
                                                                                         10015 Ivrea (TO), Italy

Roberto Vescovo                      Control, Asset and Risk Management, Olivetti        Via Jarvis, 77
                                     S.p.A.                                              10015 Ivrea (TO), Italy

Luciano La Noce                      Corporate Finance, Olivetti S.p.A.                  Via Jarvis, 77
                                                                                         10015 Ivrea (TO), Italy

Carla Vidra                          Investor Relations, Olivetti S.p.A.                 Via Jarvis, 77
                                                                                         10015 Ivrea (TO), Italy

Loris Bisone                         Legal Department, Olivetti S.p.A.                   Via Jarvis, 77
                                                                                         10015 Ivrea (TO), Italy

Carlo Casuccio                       Licensing, Olivetti S.p.A.                          Via Jarvis, 77
                                                                                         10015 Ivrea (TO), Italy

Marino Bonamico                      Mergers and Acquisitions, Olivetti S.p.A.           Via Jarvis, 77
                                                                                         10015 Ivrea (TO), Italy

Dario Longo                          Personnel, Olivetti S.p.A.                          Via Jarvis, 77
                                                                                         10015 Ivrea (TO), Italy

Simone Vaccarino                     Treasurer, Olivetti S.p.A.                          Via Jarvis, 77
                                                                                         10015 Ivrea (TO), Italy

Angelo Landriani                     Union Relations and Social Affairs, Olivetti        Via Jarvis, 77
                                     S.p.A.                                              10015 Ivrea (TO), Italy

Gilberto Ricci                       Chief Executive Officer, Finsiel                    Via Jarvis, 77
                                                                                         10015 Ivrea (TO), Italy

                                       13



                                          Present Principal Occupation
Name                                             or Employment                            Business Address
----                                      ----------------------------                    ----------------

Giovanni Barbieri                    Chief Executive Officer, Italtel                    Via Jarvis, 77
                                                                                         10015 Ivrea (TO), Italy

Antonio Garroni                      Chief Executive Officer, Tecnost Sistemi            Via Jarvis, 77
                                                                                         10015 Ivrea (TO), Italy

G. Longo                             Chief Executive Officer, TeleAp                     Via Jarvis, 77
                                                                                         10015 Ivrea (TO), Italy

Marco De Benedetti                   Chief Executive Officer, Telecom Italia Mobile      Via Jarvis, 77
                                                                                         10015 Ivrea (TO), Italy

Franco Di Simoni                     Chief Executive Officer, OiS                        Via Jarvis, 77
                                                                                         10015 Ivrea (TO), Italy

L. Pescarmona                        Chief Executive Officer, Olivetti Multiservices     Via Jarvis, 77
                                                                                         10015 Ivrea (TO), Italy

Gianroberto Casaleggio               Chief Executive Officer, Webegg                     Via Jarvis, 77
                                                                                         10015 Ivrea (TO), Italy


------------------------------------

*    Each of the above members of the board of directors and executive officers of Olivetti S.p.A. is a citizen of Italy.

                                       14

                                                                      SCHEDULE B



                                   Shares Beneficially Owned Subject to
Stockholder                               the Shareholders Agreement
-----------                               --------------------------

Rosalind Resnick                                     5,289,597

Ryan Scott Druckenmiller                             4,807,503

                                       15